SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December, 2006

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






 RYANAIR WELCOMES OFT DECISION TO REFER BAA AIRPORT MONOPOLY TO THE COMPETITION
                                   COMMISSION

                   AND CALLS FOR BREAK-UP OF THE BAA MONOPOLY


Ryanair Europe's largest low fares airline this morning (Tuesday, 12th December
2006) welcomed the pro-consumer decision by the OFT to refer the BAA airport monopoly to the Competition Commission, and called on the Competition Commission to recommend the break-up of the BAA monopoly, which has led to high prices and abject services at London's three main airports, Heathrow, Gatwick and Stansted.

Welcoming this morning's decision, Ryanair's Chief Executive, Michael O'Leary, said:

        "Ryanair has long called for a break-up of the BAA monopoly. Heathrow is a shambles, which most passengers if they could, would avoid at all costs. Equally, Stansted where we operate is an over-specified, gold plated Taj Mahal. The present ineffective regulatory regime operated by the CAA encourages the BAA monopoly to waste GBP4bn. building a second runway and terminal at Stansted, when these facilities could easily be built for less than one quarter of this figure.

        "The competition between Liverpool and Manchester airports has led to reduced charges and improved services for passengers. Equally, in Scotland, the competition between Glasgow Prestwick and Glasgow Paisley has led to lower charges and choice for consumers.

        "Competition works. It leads to more choice and better services for consumers. We again call for the break up of the BAA monopoly. Heathrow, Gatwick and Stansted should be spun out into separately owned, independent, competing airports, where the market and airport users will have more influence over the type of low cost, efficient facilities that are provided, and so we finally do away with the era of gold plated Taj Mahal palaces and high prices favoured by the BAA monopoly".

Ends.                                                Tuesday, 12th December 2006

For further information
please contact:               Pauline McAlester           Peter Sherrard
                              Murray Consultants          Ryanair
                              Tel. +353-1-4980300         Tel. +353-1-8121212
                                                          www.ryanair.com






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 12 December 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director